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                              UNITED STATES
                   SECURITIES AND EXCHANGE COMMISSION
                         Washington, D.C.  20549

                              SCHEDULE 13D

                Under the Securities Exchange Act of 1934
                           (Amendment No. 9)*


                       WSFS FINANCIAL CORPORATION
                            (Name of Issuer)

                      $0.01 Par Value Common Stock
                     (Title of Class of Securities)

                               855180 10 5
                              CUSIP Number)

John W. Rollins, P.O. Box 1026, Wilmington, DE 19899  (302) 426-2900
      (Name, Address and Telephone Number of Person Authorized to
                   Receive Notices and Communications)

                           February 12, 1998
         (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(b)(3) or (4), check the
following box.     /____/

Check the following box if a fee is being paid with the statement / X /.
(A fee is not required only if the reporting person: (1) has a previous statement on file reporting beneficial ownership of more than five percent of the class of securities described in Item 1; and (2) has filed no amendment subsequent thereto reporting beneficial ownership of five percent or less of such class.) (See Rule 13d-7.)

Note: Six copies of this statement, including all exhibits, should be filed with the Commission. See Rule 13d-1(a) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

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                              SCHEDULE 13D
                       WSFS FINANCIAL CORPORATION

CUSIP NO.      855180 10 5                                    Page 2 of 3


1.   NAME OF REPORTING PERSON
     SS OR IRS IDENTIFICATION NO. OF ABOVE PERSON

          John W. Rollins
          SS No. ###-##-####

2.   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*      (a)  /____/

                                                            (b)  /____/
3.   SEC USE ONLY

4.   SOURCE OF FUNDS*

5.   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS             /____/
     REQUIRED PURSUANT TO ITEMS 2(d) or 2(E)

6.   CITIZENSHIP OR PLACE OF ORGANIZATION

          United States


NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH

7.   SOLE VOTING POWER                  1,316,743

8.   SHARED VOTING POWER                  159,900

9.   SOLE DISPOSITIVE POWER             1,316,743

10.  SHARED DISPOSITIVE POWER             159,900

11.  AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

          1,476,643

12.  CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES      /____/
     CERTAIN SHARES*

13.  PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

          11.9%

14.  TYPE OF REPORTING PERSON*

          IN
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                              SCHEDULE 13D
                       WSFS FINANCIAL CORPORATION

CUSIP NO.      855180 10 5                                    Page 3 of 3


Item 5.   Interest in Securities of the Issuer.

          This Amendment No. 9 is filed to report a decrease in the number of shares of common stock, par value $.01 per share of WSFS Financial Corporation (the "Common Stock") beneficially owned by John W. Rollins and Michele M. Rollins, his wife.

          Within the past sixty (60) days, John W. Rollins sold the following shares of Common Stock in open market brokerage transactions:

               Date of Transaction  Number of Shares   Price per Share

                    2/04/98             140,000             19.625
                    2/12/98             100,000             19.875

          Total holdings after the aforementioned sales represent 11.9% of the outstanding Common Stock of WSFS Financial Corporation and are beneficially owned as follows:

                    John W. Rollins          1,316,743
                    Michele M. Rollins         159,900




                                   SIGNATURE

               After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.




          Date:   February 23, 1998     /s/   John W. Rollins